

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2021

John McKowen
Chief Executive Officer
VetaNova Inc.
335 A Josephine St.
Denver, CO 80206

      Re: VetaNova Inc.
           Registration Statement on Form 10-12G
           Filed February 1, 2021
           File No. 000-51068

Dear Mr. McKowen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation